Auxilio, Inc.
26300 La Alameda Suite 100
Mission Viejo, CA 92691

January 29, 2013

Via Edgar

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.20549

Re:	Auxilio, Inc. Form 10-K for the Year Ended December 31, 2011 Filed April 10, 2012 File No. 0-27507

Ladies and Gentlemen:

Auxilio, Inc. (“Auxilio”), in connection with its filing of the above items, hereby makes the following responses to the Securities and Exchange Commission (the “SEC”) Staff’s comments to the Registration Statement made by letter dated December 28, 2012, which are keyed to correspond to the comments made in such letter.  For your ease of reference, each response is preceded by a reproduction of the corresponding request/comment.

Form 10-K for the Year Ended December 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 10

Overview, page 10

1.   In future filings, please provide a discussion of the effects on your operations of implementation costs and the maturation process of your accounts as part of a balanced discussion about the terms of your contracts.  Please provide us with an example of your proposed future disclosure.

Response:

The overview section of the Management’s Discussion and Analysis of Financial Condition and Results of Operations provides a brief synopsis of our business model. Below it, under the Application of Critical Accounting Policies we include a discussion regarding New Customer Implementation Costs. In future filings, we could expand that section to read as follows (additional language underlined):

“We ordinarily incur additional costs to implement our services for new customers.  These costs are comprised primarily of additional labor and support, with the efforts going to identify, map and record all existing devices and support arrangements for all subject devices. Once this effort is complete, it need not be repeated. This ordinarily takes one to six months to complete, depending on the size of the new customer. These costs are expensed as incurred, and have a negative impact on our statements of operations and cash flows during the implementation phase. Because each of our contracts are unique, we cannot accurately predict the impact until the implementation phase is completed.”

Results of Operations, page 13

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010, page 13

Net Revenue, page 13

2.   We note that the increase in service revenue is primarily due to increases from new recurring revenue contracts offset by decreases from renewals of current customers at lower rates.  With a view towards enhancing your disclosure, please quantify the amount of increased revenue due to new customers and quantify the amount of decreases due to lower rates from current customers.

Response:

Below is an expanded discussion that quantifies the amount of increased revenue due to new customers and quantifies the amount of decreases due to lower rates from current customers (additional language underlined):

Revenues consist of equipment sales and ongoing service and supplies.  Net revenue increased by $6,438,067 to $21,845,619 for the year ended December 31, 2011, as compared to the same period in 2010.  Service revenue in 2011 totaled approximately $19,800,000 compared to approximately $14,700,000 in 2010.  Of this increase, approximately $6,000,000 was a result of the addition of seven new recurring revenue contracts between October 2010 and July 2011, partially offset by a decrease in revenue of approximately $1,200,000 from recent renewals of four customer service contracts in the last year, which contain programs to assist the customer in cost reduction. For certain accounts, we were able to reduce unit price and sales volume which has resulted in lower revenues from these existing customers.  We anticipate this trend to continue but anticipate overall revenue growth as a result of the expansion of our customer base.  Equipment revenue totaled approximately $2,050,000 in 2011 compared to approximately $750,000 in 2010, with approximately half of the 2011 revenue occurring from one customer.  We expect to decrease the percentage of revenue from equipment relative to total revenue as we continue our focus on recurring service revenue.

Contractual Obligations, Contingent Liabilities and Commitments, page 15

3.   Please tell us whether you have included interest payments in the amounts presented for convertible notes payable and capital leases.  If the amounts include interest payments, please disclose that those amounts presented include interest.  If they do not include interest payments, please reconcile the amounts to your balance sheet and consider revising to include estimate interest payments as we believe it would provide increases transparency of cash flows.

Response:

The table of expected future cash payments does in fact include the interest portion of the cash commitment. We propose to expand our disclosure to read as follows (additional language underlined):

“As of December 31, 2011, expected future cash payments, including interest portion, related to contractual obligations, contingent liabilities, and commitments were as follows:”

Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-7

4.   We note in the last paragraph on page 13 which states that you absorb your new customer’s legacy contracts with third-party vendors and include those costs in cost of revenues on your income statement.  Please tell us what is meant by “absorb” your new customer’s legacy contracts and tell us what these costs represent and why they are appropriately classified as cost of revenues.  Based on your disclosure, it appears that these costs represent cash consideration given to a customer pursuant to ASC 605-50-45.  If that is the case, it appears that those costs should be classified as a reduction of revenue in your income statement pursuant to ASC 605-50-45-2 and 45-9.  Please advise.

Response:

The paragraph in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section you are referring to currently reads as follows:

“We expect higher cost of revenues at the start of our engagement with most new customers.  In addition to the costs associated with implementing our services, we absorb our new customer’s legacy contracts with third-party vendors.  As we implement our programs, we strive to improve upon these legacy contracts thus reduce costs over the term of the contract.  We anticipate this trend to continue but anticipate an overall increase in the cost of revenues as a result of the expansion of our customer base.”

We are using the term “absorb” to mean we take on the responsibility to manage and pay our clients existing service arrangements under the terms of the management services contract with our clients. This responsibility includes monitoring the vendors’ performance of the services. We do not make payments to our clients, but rather directly validate, manage and pay the invoices for these support obligations which fall under our management services contract. Under the terms of our management services agreement with our clients, we act in the capacity of on-site direct manager of these existing support arrangements. Auxilio is responsible to the Customer if the service provider does not provide the services as required by the service agreement. When we implement our services at our clients, the existing service vendors are contacted and we make arrangements to have the direct contact, oversight, validation, on-call support and invoicing directed to us. In other words, we become the direct customer to the service vendors. To the extent that we are directly managing and operating the support arrangements, and so far as we are directly paying these obligations as well, we believe it is more appropriate to record these items as cost of revenues.

Please note that we do not consider as cost of revenues any equipment lease obligation of our clients, for which we make payment under the terms of our management services contracts. We merely act in the capacity of paying agent for the lease pass-through payments we make on our clients behalf. These costs are classified as a reduction of revenue in our income statement pursuant to ASC 605-50-45-2 and 45-9a.

5.   We have read footnote 4 in your September 30, 2012 Form 10-Q that describes the amendment to the joint marketing agreement in May 2011 and grants of restricted stock to Sodexo during 2011 and note there is no similar disclosure in the Form 10-K.  Please disclose this arrangement in future Form 10-K filings.  Also, tell us whether the vested restricted stock granted to Sodexo was appropriately expensed and presented in fiscal year 2011.  Similarly, we note the agreement entered into January 2011 with a sales channel partner. Please also disclose this in future Form 10-K filings and tell us whether a charge was taken in fiscal year 2011 and why or why not.

Response:

The omission of the footnote disclosure regarding restricted stock in the Form 10-K for 2011was inadvertent. We did include a footnote disclosure commencing with the March 31, 2012 Form 10-Q and we will continue to include such disclosures on all future filings.

Please note that the Form 10-K did include reference to restricted stock granted for marketing services in the amount of $81,703 on both the Consolidated Statement of Cash Flows and Consolidated Statement of Stockholders Equity. The vested restricted stock granted to Sodexo was appropriately expensed in 2011 in the amount of $54,667. Additionally, we expensed a total of $27,036 through December 31, 2011 representing the fair value of the additional unvested portion of restricted stock granted to Sodexo.

While we did have other sales channel partner arrangements dating back to 2011, there was no transaction that triggered a grant of restricted stock until 2012.

(1) Basis of Presentation and Summary of Significant Accounting Policies, page F-7

Basis of Presentation, page F-7

6.   We note your disclosure that that the financial statements were prepared in conformity with GAAP, which contemplate the company as a going concern.  Please tell us whether your auditor initially believed there was substantial doubt about your ability to continue as a going concern and, after considering the identified conditions, events and management’s plans, concluded that substantial doubt about your ability to continue as a going concern for a reasonable period of time was alleviated.  If so, please tell us what consideration was given to the need for disclosure of the principal conditions and events that initially caused the belief that there was substantial doubt.  Refer to AU Section 341.11.

Response:

AU section 341.11 states when, primarily because of the auditor's consideration of management's plans, he concludes that substantial doubt about the entity's ability to continue as a going concern for a reasonable period of time is alleviated, he should consider the need for disclosure of the principal conditions and events that initially caused him to believe there was substantial doubt. The auditor's consideration of disclosure should include the possible effects of such conditions and events, and any mitigating factors, including management's plans.

During their initial analysis of our financial condition our auditors noted a lack of working capital. They believe our liquidity disclosure, displayed in Note 1 of the financial statements, adequately provided sufficient information regarding our ability to continue operations with available funding and improving cash flow, as our management described to them. This liquidity section currently reads as follows:

“During the year ended December 31, 2011, cash used for operating activities was $2,023,052 as compared to cash provided by operating activities of $414,466 for the same period in 2010. During this same period our revenue increased by 42% and based on recent account signings at the end of 2011, we expect another year of 30% or more revenue growth in 2012. The implementation costs that accompanied the growth in 2011 along with the related sales expense and operational overhead has resulted in increased losses. As these new accounts mature, we anticipate a reduction in costs of goods sold per account and an increase in total costs but at a slower rate than revenue allowing us to decrease our current net cash used from operating activities.

During 2011 in preparation for this growth we raised $1,850,000 in a convertible debt financing. In addition, we recently entered into an asset based line of credit agreement with a financial institution. This facility provides for borrowings up to $2,000,000 not to exceed 80% of eligible receivables. Management believes that improved cash generated from operations, along with the funds raised in these recent debt financings, will be sufficient to sustain our business operations over the next twelve months.”

Liquidity, page F-7

7.   You state that implementation costs that accompanied the growth in 2011 along with the related sales expense and operational overhead have resulted in increased losses.  We note on page 12 that implementation costs are primarily comprised of additional labor and support.  Please disclose the point at which a contract exits the implementation phase and whether it is measured by a metric other than the passage of time.  Furthermore, your disclosure suggests that contracts in the implementation phase operate at a loss.  If true, please disclose this.

Response:

The implementation phase of a contract ordinarily begins approximately one month prior to the start of billable services. This ordinarily takes one to six months to complete, depending on the size of the new customer. Implementation is complete once we have identified, mapped and recorded all existing devices and redirected all support arrangements for all subject devices.

While it is true that contracts in the implementation phase have higher costs, they may not always operate at a loss. In future filings, when we refer to the higher costs associated with the implementation of a new customer, we will disclose that we may incur losses during this implementation phase.

8.   You state that you expect a reduction in costs of goods sold per account as new accounts mature.  Please describe what is meant when you state that new accounts “mature”.  Also, please disclose the term of your contracts and the timeframe as to when new accounts mature.  We believe this enhanced disclosure will provide useful information to an investor as it indicates when you expect a reduction in costs of goods sold and decrease in your use of cash for operating activities.

Response:

In future filings we could enhance our liquidity section disclosure as follows (additional language underlined):

During the year ended December 31, 2011, cash used for operating activities was $2,023,052 as compared to cash provided by operating activities of $414,466 for the same period in 2010.  During this same period our revenue increased by 42% and based on recent account signings at the end of 2011, we expect another year of 30% or more revenue growth in 2012.  The implementation costs that accompanied the growth in 2011 along with the related sales expense and operational overhead has resulted in increased losses. As these new accounts mature, we anticipate a reduction in costs of goods sold per account and an increase in total costs but at a slower rate than revenue allowing us to decrease our current net cash used from operating activities.

The standard term for our management services contracts are three to five years. We refer to mature accounts as those whom we have fully implemented, and have influenced change in our customer’s configuration of equipment, toner procurement vendors, third-party service vendors and/or leased equipment agreements. Accounts normally take six to twelve months to reach maturity, but could take as long as twenty-four months. There is no specific timeframe that results in maturity because our customers are initially in varying positions with regards to their equipment configuration, toner procurement vendors, third-party service vendors and leased equipment agreements. Often these agreements are non-cancellable until they reach their termination date.

Revenue Recognition, page F-8

9.   You state that you enter into arrangements that include multiple deliverables consisting of MFD equipment and support services which are accounted for under ASC 605-25-25.  We understand that you may purchase MFD equipment from the manufacturer then sell the MFD equipment to a third party lessor.  We further understand that you may enter into a separate services contract with a customer such as a hospital, and concurrently, the hospital will lease the MFD equipment from the third party lessor.  If this is the case, please tell us why you believe these agreements should be accounted for as multiple element arrangements under ASC 605-25-25 rather than as two separate agreements.  If our understanding is incorrect, please advise.

Response:

Our management services contract with our customers encompasses all costs pertaining to their use of copiers, printers and fax machines. We charge our customers a cost per copy fee and we take responsibility to pay all underlying costs associated with the devices that make those copies. This includes:

1) the customer’s copier lease payments, in which we act in the capacity as paying agent, and record as a reduction of revenue.

2) service agreements

3) toner, parts and supplies

4) replacement small devices

5) other repair costs 6) our resident team payroll and overhead costs.

You are correct in your understanding that we purchase MFD equipment from the manufacturer then sell the MFD equipment to a third party lessor. However the transaction does not stop there. Under the management services contract with our customers, we are responsible for making the ensuing lease payments for this same equipment they are leasing using the funds we collect from them in the cost per copy fee arrangement. Since the amount of the lease payment is directly affected by the amount we sell the equipment to the lessor for, the net result is the cost per copy fee structure is effectively a multiple element arrangement.

Intangible Assets, page F-9

10. For your goodwill impairment testing, we note that you calculate fair value of the reporting unit in step 1 testing is based on market capitalization.  Please be advised that that the market price of an individual equity security may not be representative of the fair value of the reporting unit as a whole.  Refer to ASC 350-20-35-22.  Please tell us whether you utilize a valuation technique based on multiples of earnings or revenues or a similar performance measure and why or why not.  Refer to ASC 350-20-35-24.

Response:

Although we use market capitalization as the primary method, we evaluate how this measure compares to the multiples of revenue method as it appears to most accurately reflect the Company’s valuation when compared to earnings based methods given our losses related to recent growth activities.  This is only done as a reasonableness check as management still feels that its market capitalization is the best indicator of valuation given the recent revenue growth accompanied by losses causes performance based metrics to portray the Company at an unrealistic value.

The Company acknowledges the following:

▪	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like to discuss these responses with us, please do not hesitate to call me at (949) 614-0700.

Sincerely,

/s/ Paul T. Anthony
Paul T. Anthony, Chief Financial Officer